Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

(in thousands, except for ratio)	Three Months Ended March 31,
	2014	2013
Computation of earnings
Pretax income (a)	$19,400	$13,587
Add:
Interest expense on indebtedness	6,002	6,404
Amortization of debt issue costs	565	407
Interest portion of rent expense (b)	1,875	1,958
Distributed income of equity investees	65,575	8,332
Earnings	$93,417	$30,688

Computation of fixed charges
Interest expense on indebtedness	$6,002	$6,404
Amortization of debt issue costs	565	407
Interest portion of rent expense (b)	1,875	1,958
Fixed charges	$8,442	$8,769

Ratio of earnings to fixed charges	11.07	3.50

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.